Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
December 24, 2015
VIA EDGAR

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Emmis Communications Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 18, 2015
File No. 000-23264

Dear Mr. Spirgel:
We hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter, dated December 23, 2015 (the “Comment Letter”), to the above referenced Preliminary Proxy Statement on Schedule 14A (“Schedule 14A”) of Emmis Communications Corporation (the “Company,” “we” or “our”).  The Company has filed, via EDGAR, this letter (tagged correspondence), and we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Schedule 14A, marked to indicate changes from the Schedule 14A filed with the Commission on December 18, 2015.
Amendment No. 1 reflects the responses of the Company to comments received from the Staff.  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Capitalized terms used in this letter but not otherwise defined have the meanings given to them in Amendment No. 1.  For your convenience, references in the responses to page numbers are to such pages in Amendment No. 1.
1.	Please clearly mark your preliminary proxy statement as a “preliminary copy” as required by Rule 14a-6(e)(1). Additionally, please include your form of proxy as part of your filing and also mark each of these as a “preliminary copy.”
Response to Comment 1
In response to the Staff’s comment, the Company has provided a form of proxy and has added the requested language in Amendment No. 1 on the letter to shareholders, the notice to shareholders and proxy statement and the form of proxy.

Securities and Exchange Commission

2.	Exhibit A to the Amended and Restated Articles of Incorporation does not currently include any mandatory conversion provision(s) as contemplated by Proposal 1. Please advise or revise.
Response to Comment 2
In response to the Staff’s comment, the Company has included the proposed Section 10, which addresses mandatory conversion, to Exhibit A to the Amended and Restated Articles of Incorporation, in Amendment No. 1.
3.	Please describe the general effects and impact upon existing security holders of the modified conversion ratio and the possible resulting Preferred Stock conversions into Class A Common Stock. We also note your disclosure that you are considering the implementation of reverse stock split.
Response to Comment 3
In response to the Staff’s comment, the Company has added the following additional disclosure after the first paragraph under the heading “Certain Effects of the Proposed Amendments” on page 11.
Based on the 41,114,139 shares of Class A Common Stock outstanding as of December 1, 2015, the Preferred Stock is convertible into 2,113,489 shares of Class A Common Stock, which would represent approximately 4.9% of the outstanding shares of Class A Common Stock on an as-converted basis.  Following the implementation of the Proposed Amendments, the Preferred Stock will be convertible into 2,425,693 shares of Class A Common Stock, which would represent approximately 5.6% of the outstanding shares of Class A Common Stock on an as-converted basis.  The company expects that any reverse split of the Class A Common Stock that it may contemplate would not affect the number of shares to be issued pursuant to the conversion of the Preferred Stock because the mandatory conversion of the Preferred Stock (as a result of the delisting of the Preferred Stock) will occur prior to the implementation of any such reverse stock split.
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The Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

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Sincerely,

/s/ J. Scott Enright

J. Scott Enright Secretary and General Counsel

Cc:	Jeffrey H. Smulyan, Chief Executive Officer, Emmis Communications Corporation
Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison, LLP